NEWS RELEASE

ELD No. 07-10

TSX: ELD  AMEX: EGO

June 7, 2007

Efemçukuru Drilling Continues to Provide Excellent Results,

including 35.3 meters (true width) at 41.54 g/t

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (‘Eldorado” the “Company” or “we”) is pleased to announce an update on our infill drill program at the Efemçukuru Project (the “Project”) along the South and Middle Ore Shoots of the Kestane Beleni vein  in Western Turkey.   The infill program in support of the Feasibility Study, is now complete with over 24,000 meters drilled.  Results continue to be excellent.   Drilling on the project will now focus on peripheral targets, namely the North Ore Shoot of the Kestane Beleni vein and the Kokarpinar veins, a paralleling vein system to the main Kestani Beleni vein.

The Company and its consultants remain on schedule to complete the Efemçukuru Feasibility Study by mid-2007.

The latest phase of drilling largely targeted the South Ore Shoot and Transition Zone areas.  Results from thirty additional drill holes have been received.  These results are shown in Table 1 and illustrated in a Longitudinal Section.  Note that holes KV-178, KV-179, KV-187, KV-191, KV-192, KV-199, KV-214 and KV-223 did not contain any significant mineralization.  Results are pending from an additional 39 holes.   Calculated intervals generally used a 3 g/t gold cut off, which is more consistent with interim results of the ongoing mine planning work as part of the Feasibility Study.

Table 1: EFEMçUKURU DRILL RESULTS

Hole ID	m From	m To	Interval m	Estimated True Width m	Gold Grade g/t	Comments
South Ore Shoot
KV-180	109.00	111.50	2.50	2.2	7.65
KV-182	85.10	88.65	3.55	3.5	11.29
KV-185	128.80	129.25	0.45	0.4	33.40
	138.90	141.50	2.60	2.2	9.09
KV-189	124.45	129.35	4.90	4.3	7.85
KV-194	108.70	114.65	5.95	5.8	10.87
KV-196	199.00	199.50	0.50	0.4	32.50
	204.45	214.75	10.30	8.7	7.74
KV-208	113.50	120.00	6.50	5.6	24.12
	136.50	138.50	2.00	1.7	18.60
KV-227	67.00	71.50	4.50	2.6	11.37

Middle Ore Shoot
KV-174	168.00	172.55	4.55	3.9	7.85
KV-184	60.50	62.50	2.00	1.1	13.99
KV-186	19.00	38.00	19.00	14.3	8.71	Stockwork zone
	38.00	56.50	18.50	13.9	17.23
KV-188	46.00	52.00	6.00	4.1	18.61
KV-190	80.00	93.50	13.50	9.2	11.31
KV-193	11.50	14.00	2.50	1.2	39.02	Stockwork zone
	17.00	21.00	4.00	1.9	3.04	Stockwork zone
	22.50	37.50	15.00	7.2	40.31
including	23.50	28.50	5.00	2.4	96.11
	37.50	80.00	42.50	20.4	4.14	Stockwork zone
	92.00	102.00	10.00	4.8	14.66
KV-195	14.00	16.00	2.00	1.6	10.01
KV-197	12.00	36.50	24.50	22.9	8.43	Stockwork zone
	36.50	48.00	11.50	10.8	23.28
KV-198	26.00	56.50	30.50	21.3	36.87
including	45.50	51.00	5.50	3.8	95.62
KV-200	20.00	30.50	10.50	9.6	71.56
including	26.00	28.00	2.00	1.5	271.63
KV-201	60.50	67.00	6.50	5.4	13.61	Stockwork zone
	67.00	85.00	18.00	14.9	40.69
KV-203	60.50	68.50	8.00	6.9	34.24
KV-204	9.00	60.50	51.50	35.3	41.54
including	44.00	46.00	2.00	1.4	259.38
	69.50	78.50	9.00	6.2	7.56	Stockwork.zone
	78.50	96.00	17.50	12.0	19.01
KV-215	110.00	120.00	10.00	8.9	8.88

The results have more clearly defined the Middle Ore Shoot mineralization with the extension of the thick and gold-rich vein hosted mineralization and the recognition of near continuous stockwork gold mineralization enveloping the veins.  This stockwork mineralization is predominant in the upper portions of the Middle Ore Shoot, and occurs between the main vein (defining the footwall to the system) and an upper or hanging wall vein, and in hanging wall units to the uppermost vein.

Results from the South Ore Shoot holes extended the down plunge extent of the upper high grade lobe (KV-208) and confirmed the down plunge continuation of the lower lobe (KV-196).  Most of the pending holes are from the South Ore Shoot, and those results should better define the mid- to high grade boundaries in this deposit.  Also, results from a set of holes drilled along 400 m RL will further evaluate down plunge potential of this vein system.

Transition Zone results are mixed:  a new zone of mineralization was confirmed in the middle parts of this zone (KV-215) but two deep tests did not return any significant mineralized intervals (though in the case of KV-199, the projected main vein position was most likely not intercepted due to hole deviation).  Stockwork type mineralization has also been recognized here, but the initial phase of sampling did not fully test potential intervals (e.g. KV-178).  All Transition Zone holes are being re-assessed for additional sampling in those intervals.

“These results, confirm the high grade portions of the Middle Ore Shoot and the recognition of near continuous stock work gold mineralization continues to demonstrate the robustness of the Efemçukuru Project” commented Paul Wright, President and CEO.

Stephen Juras, Ph.D., P.Geo., Manager, Geology is the qualified person for the technical disclosure in this press release.  Samples are prepared at Eldorado’s facility in Turkey and assayed at the ALS facility at Vancouver, Canada.  Analysis for gold is done on sawn half core samples and reverse circulation cuttings using fire assay (AA finish).  Higher grade samples (≥ 5 g/t) were re-assayed using fire assay with a gravimetric finish.  Standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data.  In addition, about 20% of the samples were re-submitted for duplicate analysis at Assayers Canada laboratory in Vancouver, Canada.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. We operate Kisladag Mine and Tanjianshan Mine. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Efemçukuru South and Middle Ore Shoots (Kestane Beleni Vein)

Longitudinal Section Looking West

South Ore Shoot
Transition Zone
Middle Ore Shoot
North Ore Shoot
700 RL
600 RL
500 RL
400 RL
300 RL
200 RL
KVR-223
KVR-227
KV-182
KVR-214
KV-194
KV-185
KV-180
KV-208
KV-191
KV-179
KV-196
KVR-215
KV-178
KV-187
KVR-184
KVR-188
KVR-195
KVR-200
KVR-197
KV-174
KV-199
KV-192
Untested
Untested
Untested
?
Legend
New Drill Holes
Reported 2006 and 2007 Drill Holes
New Drill Holes Results Pending
Pre 2006 Drill Holes
>= 90 g-m
>= 50 g-m
>= 12 g-m
-50
0
50
100
150
(m)